SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ONEOK, INC.

(Exact name of registrant as specified in its charter)

OKLAHOMA	73-1520922
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 WEST FIFTH STREET TULSA, OKLAHOMA	74103-0871
(Address of principle executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which class is to be registered
SERIES C PARTICIPATING PREFERRED STOCK, PAR VALUE $0.01 PER SHARE	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities to be registered pursuant to Section 12(g) of the Act:

None

ITEM 1.     DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

On November 26, 1997, the Board of Directors of ONEOK, Inc., an Oklahoma corporation (the “Company”), declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Shares”), of the Company. The dividend is payable to the stockholders of record as of 5:00 P.M., Eastern Standard Time, on November 26, 1997 (the “Record Date”), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”) at a price of $40.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. On February 5, 2003, the Company entered into an Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) with UMB Bank, N.A., as rights agent (the “Rights Agent”). The Amended and Restated Rights Agreement replaces in its entirety the Rights Agreement, dated as of November 26, 1997 (the “Original Rights Agreement”), between the Company and Bank One, N.A., successor to Liberty Bank and Trust Company of Oklahoma City. All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Amended and Restated Rights Agreement.

Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or “group” has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the “Distribution Date”). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an “Acquiring Person.” The first date of public announcement that a person or group has become an Acquiring Person is the “Shares Acquisition Date.” “Disinterested Directors” are directors who are not officers of the Company and who are not Acquiring Persons or their affiliates, associates or representatives of any of them, or any Person who directly or indirectly proposed or nominated as a director of the Company by a Transaction Person. “Transaction Person” with respect to a Transaction means (x) any Person who (i) is or will become an Acquiring Person if the Transaction were to be consummated and (ii) directly or indirectly proposed or nominated a director of the Company which director is in office at the time of consideration of the Transaction or (y) an Affiliate or Associate of such a Person. A “Permitted Offer” is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of Disinterested Directors to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company, its stockholders and its other relevant constituencies (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such directors may deem relevant.

Notwithstanding the foregoing, an Acquiring Person does not include (i) Westar Energy, Inc., a Kansas corporation and Westar Industries, Inc., a Delaware corporation, but only to the extent of Common Shares beneficially owned by either of them as of the date of the Amended and Restated Rights Agreement, less any Common Shares beneficially owned by either of them that are transferred or sold after the date of the Amended and Restated Rights Agreement.

The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York City time, on February 4, 2013, unless earlier redeemed by the Company as described below.

In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as defined above), each holder of a Right will have (subject to the terms of the Amended and Restated Rights Agreement) the right (the “Flip-In Right”) to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors, of one one-hundredth of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, then each holder of a Right (except Rights which are voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of one-hundredths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a Preferred Share will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day price to the date of exercise.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $0.01 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of one hundred to one (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive one hundred times the amount received per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the rights in whole, but not in part, at a price of $0.005 per Right (the “Redemption Price”), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may redeem the then outstanding Rights in whole but not in part, at the Redemption Price after the triggering of the Flip-in Right and before the expiration of any period during which the Flip-in Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving a Transaction Person. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, the stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

ITEM 2.     EXHIBITS.

Exhibit No.	Description
1	Amended and Restated Rights Agreement, dated as of February 5, 2003 between ONEOK, Inc. and UMB Bank, N.A., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ONEOK, INC.

By:	/s/ Jim Kneale

Senior Vice President, Treasurer and
Chief Financial Officer
(Principal Financial Officer)

Date:  February 6, 2003

EXHIBIT INDEX

Exhibit No.	Description
1	Amended and Restated Rights Agreement, dated as of February 5, 2003 between ONEOK, Inc. and UMB Bank, N.A., as Rights Agent.